DRAFT DATED JUNE 24, 2002




CONFIDENTIAL PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT.

                      MASTER SERVICES AND LICENSE AGREEMENT

     This Master Services and License Agreement Number _____ (this "Master Agreement"), with an "Effective Date" of June __, 2002, is made by and between Artisan Components, Inc., a Delaware corporation, with its principal place of business at 141 Caspian Court, Sunnyvale, California 94089, United States of America (hereinafter referred to as "Artisan Components"), and Tower Semiconductor Ltd., a company organized under the laws of Israel with its principal place of business at Ramat Gavriel Industry Zone, Migdal Haemek, 23105 Israel (hereinafter referred to as "Customer").

                                    RECITALS

     WHEREAS, Customer operates manufacturing facilities for the production of semiconductors designed and ordered by its customers; and

     WHEREAS, Artisan Components develops standard cells, I/O cells and embedded memories (the "Artisan Products"), which it licenses to end users such as Customer's customers for use in designing and manufacturing semiconductors; and

     WHEREAS, in order for semiconductors incorporating the Artisan Products to be manufactured by Customer, the Artisan Products must be customized for use with Customer's manufacturing processes, and Customer wishes to have Artisan Components undertake such customization, working at its facilities in Sunnyvale, California; and

     WHEREAS, Customer wishes for competitive reasons to have Artisan Components make the customized Artisan Products available to Customer's customers for use in the design of their semiconductors, such design to be done by the Customer's customers or their service providers at the Customer customers' facilities; and

     WHEREAS, in consideration of the services performed and Artisan Products provided to Customer's customers by Artisan Components hereunder, Customer agrees to pay the service fees, license fees, royalties and support and maintenance fees set forth herein, in lieu of charges paid by the end user to providers of standard cells, I/O cells and embedded memories.

     NOW, THEREFORE, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:

1.   DEFINITIONS

     1.1 "AFFILIATE" means any corporation or other business entity in which, but only for so long as, Customer owns or controls directly or indirectly, at least 50% of the outstanding stock or other voting rights entitled to elect directors.


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                           DRAFT DATED JUNE 24, 2002


     1.2 "BACK-END VIEWS" means the library element physical design and related documentation deliverables, whether in object code, reconfigurable binary, ASCII data, binary data, or any other form, as identified in Appendix A-1 to the Product Schedule.

     1.3 [***] means any [***] or [***] that [***] and/or [***] for [***]
standard cells, [***] and/or [***] and is listed in [***], which may be updated by Artisan Components from time to time by providing notice to Customer in accordance with Section 17.

     1.4 "CUSTOMER'S MANUFACTURING SITE(S)" means manufacturing facilities for integrated circuits owned or controlled by Customer or its Affiliates, and third party owned manufacturing facilities for integrated circuits to the extent they are under contract to Customer for manufacturing integrated circuits (as provided in Section 2.4).

     1.5 "DESIGN" means any integrated circuit, integrated circuit mask, design database or graphical representation of a design database containing representations of Licensed Product(s) (or portions thereof) or designed with data from Licensed Product(s) from Artisan Components in any of its various formats, including but not limited to: circuit schematics, ASCII or binary data, logic diagrams, simulation models, physical layout, hardware description languages, timing characteristics and netlists.

     1.6 "ELECTROART" means any deliverables provided by Artisan Components to Customer pursuant to the Artisan Components ElectroArt Technology Development Program ("ElectroArt Program"), including but not limited to GDSII data and report(s) provided in connection with the ElectroArt Program.

     1.7 "FRONT-END VIEWS" means the library element timing, simulation models, logical symbols, floor planning abstracts and related documentation deliverables as identified in Appendix A-1 to the Product Schedule.

     1.8 "INTELLECTUAL PROPERTY" means worldwide patent rights, copyrights, trade secret rights, mask work rights and other intellectual property rights.

     1.9 "INTERNAL USE DOCUMENTATION" means the Internal Use Documentation, if any, listed in Appendix A-1 to the Product Schedule. The Internal Use Documentation is Confidential Information of Artisan Components and may not be disclosed or distributed to third parties.

     1.10 "LICENSE AGREEMENT" shall have the meaning set forth in Section 2.1.

     1.11 "LICENSE AGREEMENT EFFECTIVE DATE" means the License Agreement Effective Date as set forth in the Product Schedule.

     1.12 "LICENSE AND CUSTOMIZATION SERVICE FEES" shall have the meaning set forth in Section 7.2.

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[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.


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                           DRAFT DATED JUNE 24, 2002


     1.13 "LICENSED INTEGRATED CIRCUIT" shall mean a single die (or if Customer is a foundry, a piece of silicon wafer) in whole or in part manufactured Using all or any portion of the Licensed Product(s) and/or a single die (or if Customer is a foundry, a piece of silicon wafer) that in whole or in part is made up of, incorporates or is based upon any portion of a Design and/or Licensed Product(s).

     1.14 "LICENSED PRODUCT(S)" means the products described in Appendix A-1 to the Product Schedule, and any Updates thereto, whether in object code, re-configurable binary, ASCII data, binary data or any other form. Licensed Product(s) includes the Back-End Views, Front-End Views and Internal Use Documentation.

     1.15 "MASTER AGREEMENT EFFECTIVE DATE" means the "Effective Date" for this Master Agreement as set forth in the preamble hereof.

     1.16 "PRODUCT SCHEDULE" means a Product Schedule in the form of Exhibit C, signed by Artisan Components and Customer and incorporating, by reference, the terms and provisions of this Master Agreement.

     1.17 "REQUIRED DATA" shall have the meaning set forth in Section 2.8.

     1.18 "UPDATE(S)" means (a) any error correction to a Licensed Product made by or for Artisan Components, which Artisan Components provides to Customer under the maintenance as described in Appendix C-1 to the Product Schedule, if applicable, and (b) any other derivative work, extension, modification or feature enhancement for process node variants to a Licensed Product made by or for Artisan Components, which Artisan Components in its sole discretion releases to any of its licensees free of charge. Updates shall not include any new or additional features, enhancements, or options which increase the basic functionality of the Licensed Product, for which Artisan Components charges its licensees a separate or additional fee.

     1.19 "USAGE, USING, USE OR USED" means the transmitting, processing, storing, designing with or displaying of any portion of the Licensed Product(s) through the use of computer and/or video equipment and/or other utilization of any portion of the Licensed Product(s), in each case solely for the purpose of designing Licensed Integrated Circuits and manufacturing Licensed Integrated Circuits at Customer's Manufacturing Site(s). "Usage, Using, Use or Used" does not include the modifying of any Licensed Product(s) or portion thereof (except as specifically allowed under Section 2.7), and no rights or licenses to modify any Licensed Product(s) or portion thereof are granted hereunder.

     1.20 "WAFER" shall mean a combination of die in whole or in part manufactured Using all or any portion of the Licensed Product(s) and/or a combination of die that in whole or in part is made up of, incorporates or is based upon any portion of a Design and/or Licensed Product(s).

2.   LICENSE GRANT AND RELATED TERMS

     2.1 Each Product Schedule shall constitute a separate and independent License Agreement (a "License Agreement"), which shall incorporate by reference the terms and conditions of this Master Agreement; the original of such License Agreement shall consist of the signed Product Schedule and a copy of this Master Agreement. Capitalized terms used, but not defined, in this Master Agreement have the meanings given to such terms in the Product Schedule.


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                           DRAFT DATED JUNE 24, 2002


     2.2 Subject to the terms and conditions stated herein, upon full satisfaction of Customer's obligations to pay the License and Customization Service Fees, Artisan Components grants to Customer a non-transferable, non-exclusive, royalty-bearing license, for the License Agreement Term set forth in the Product Schedule, to:

          (A) Use the Licensed Product(s);

          (B) reproduce the Licensed Product(s);

          (C) distribute the Front-End Views to third party entities who are not [***], and only (i) as needed for the purpose of supporting Customer's customers IC design and Customer's manufacture business as it relates to Licensed Integrated Circuits; or (ii) for such third parties to internally use the Front-End Views to design integrated circuits for manufacture by Customer pursuant to the terms and conditions of this Master Agreement;

          (D) distribute the Back-End Views to third party entities who are not[***], only (i) as needed for the purpose of supporting Customer's customers IC design and Customer's manufacture business as it relates to Licensed Integrated Circuits; or (ii) for such third parties to internally use the Back-End Views to design integrated circuits for manufacture by Customer pursuant to the terms and conditions of this Master Agreement, and in either case subject to the additional conditions set forth in this
     Section 2.2(d). Customer must give Artisan Components written prior notice of the recipient entity and Back-End Views to be disclosed, and such disclosure and distribution of the Back-End Views may be made only to entities who are under a nondisclosure/restricted use agreement with Customer which provides at a minimum for the following protections: (i) a confidentiality provision sufficient to protect the Back-End Views from further disclosure/distribution; (ii) a restricted use provision that is sufficient to limit use of the Back-End Views for the design of Licensed Integrated Circuits and/or manufacture of Licensed Integrated Circuits at Customer's Manufacturing Site(s); and (iii) a third party beneficiary rights provision giving Artisan Components third party beneficiary rights to enforce the nondisclosure/restricted use agreement.

     2.3 Subject to the terms and conditions stated herein, upon full satisfaction of Customer's obligations to pay the License and Customization Service Fees, Artisan Components grants to Customer a non-transferable, non-exclusive license, for the License Agreement Term set forth in the Product Schedule, to use ElectroArt (if ElectroArt is included in a Product Schedule) solely for Customer's internal review and evaluation for the purpose of working with Artisan Components on royalty-bearing Licensed Product development by Artisan Components for Customer. Customer's right to use ElectroArt shall be subject also to the terms and conditions applicable to Licensed Product(s) of Sections 4 through 21 of this Master Agreement.

---------------------
[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.


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                           DRAFT DATED JUNE 24, 2002


     2.4 Customer may sublicense its Affiliates to Use the Licensed Product(s) solely in the course of designing and manufacturing Licensed Integrated Circuits on behalf of Customer in accordance with the terms and conditions herein; provided, that (i) any such Affiliates must execute a written nondisclosure agreement no less protective than the License Agreement to protect against the unauthorized use and disclosure of the Licensed Product(s) (including any further disclosure/distribution by such Affiliates) and to ensure that all Wafers are reported and paid for as required under the License Agreement; and
(ii) the disclosure/distribution of Front-End Views and Back-End Views to any Affiliates must meet all the conditions of Sections 2.2(c) and 2.2(d), as applicable (e.g., can't be a [***] etc.). Further, Customer shall maintain with the owners and operators (the "Operators") of all Customer Manufacturing Sites that are not owned by Customer or Affiliates, agreements which provide at a minimum, the following protections for Artisan Components: (i) a nondisclosure agreement no less protective than the License Agreement to protect against the unauthorized use and disclosure of the Licensed Product(s) (including any further disclosure/distribution by such Operators) and to ensure that all Wafers are reported and paid for as required under the applicable License Agreement;
(ii) a clause granting Artisan Components audit rights regarding the Operators' books and records, consistent with the audit provisions of Section 7.8; and
(iii) a third party beneficiary rights provision giving Artisan Components third party beneficiary rights to enforce such agreement. Customer shall provide Artisan Components with a copy of each such agreement as well as Customer's best estimate of Wafers to be manufactured by the applicable Operator. An entity may not qualify as the owner or operator of a Customer Manufacturing Site if such entity is located in, or if its facility is in, the People's Republic of China without Artisan Components' prior written consent. Customer is responsible for any unauthorized use or disclosure of the Licensed Product(s), and any and all manufacture of (and payment, including royalties, for) Wafers, by its Affiliates, Operators and contractors. Customer may allow third party contractors access to and Use of the Licensed Product(s) solely to the extent that such contractors require such access in the course of their assigned duties with Customer or its Affiliates, subject to Section 8 (Export Restrictions) and provided that (i) such third party contractors are not Competitors of Artisan Components, (ii) the use of the Licensed Product(s) are solely for the benefit of Customer, and (iii) any such third party contractor must execute a written nondisclosure agreement no less protective than the License Agreement to protect against the unauthorized use and disclosure of the Licensed Product(s) (including any further disclosure/distribution by such third party contractor), which agreement shall also include a third party beneficiary rights provision giving Artisan Components third party beneficiary rights to enforce such agreement.

     2.5 Certain elements of the Licensed Product(s) may be provided in files/data formatted for use with or by certain third party tools/products. No license to any third party tools/products is granted to Customer by Artisan Components. Customer must ensure that it and any parties it authorizes to Use the Licensed Product(s) in accordance with the License Agreement have the necessary licenses and rights to use the third party tools/products to utilize the Licensed Product(s).

---------------------
[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.


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                           DRAFT DATED JUNE 24, 2002


     2.6 Except as expressly set forth in this Section 2, no rights or licenses to the Licensed Product(s), implied or express, are granted to Customer. Customer acknowledges and agrees that: (a) unauthorized reproduction, electronic transfer or other use of Licensed Product(s) which is not expressly authorized by this Section 2 is a breach of a material obligation of this Master Agreement and the License Agreement; and (b) in the event that unauthorized copies of Licensed Product(s) are made and/or Used by Customer, its Affiliates, and Artisan Components elects not to terminate the License Agreement pursuant to
Section 9 hereof, Customer shall by virtue of such act(s) be deemed to order and accept a license for and shall pay Artisan Components the price and applicable royalties and support fees (all as set forth in this Master Agreement) for each such unauthorized production, electronic Use, other unauthorized Use, or transfer of Licensed Product(s), but only to the extent that the unauthorized product, electronic Use or other unauthorized Use or transfer otherwise would have generated revenue for Artisan Components had it been properly licensed or where Artisan Components would charge a royalty under its standard agreements. License and Customization Service Fees, support fees and previously accrued royalties shall be due, for purposes of Section 7, [***] days following discovery by Artisan Components of such unauthorized use.

     2.7 [***]

     (a) Customer may [***] and [***] of the Licensed Products (each a [***] and collectively, [***]) provided that such [***] are [***] to the following: (i) [***] (ii) [***] using Sage Modeler provided by Artisan Components to Customer hereunder; and (iii) [***] and further provided, that Customer shall [***] or [***] of the Licensed Products that are of a [***] (for example, a [***] process geometry [***] a [***] process geometry) or constitute a [***] (for example, a [***] than the Licensed Products that are [***]. Products containing one or more [***] shall be subject to royalties as if they were Licensed Products of the same process geometry. [***] do not include other cells or components owned by Customer and incorporated into its customers' Designs, provided such cells or components are not derived from any Licensed Product. All [***] shall be subject to all terms and conditions applicable to Licensed Products, except as modified by the following terms and conditions, which shall apply to all [***]: (i) Artisan Components has no warranty, indemnity, or support and maintenance obligations with respect to any Licensed Products containing one or more [***];
(ii) [***] to Artisan Components promptly, no later than [***] after the [***] is made by Customer; (iii) Customer shall provide Artisan Components with written notice of Customer's customer(s) intending to use one or more [***] prior to the distribution of any [***] to such customer(s); and (iv) Artisan Components shall have no obligation to distribute any [***] as part of Artisan Component's general library distribution program.

     (b) Customer shall [***] all [***] and all [***] and [***] in or to those [***]. That [***] will be, however, subject to Artisan Components' rights in and to the Licensed Products (and Artisan Components reserves all rights in and to the Licensed Products that are not explicitly granted in this Agreement). Customer grants to Artisan Components a [***] to the [***], to reproduce and distribute, transmit, publicly perform and display, create derivative works of, and to make, use and sell products that are based on, that include, or that are derivative works of the [***] (and derivative works thereof).

---------------------
[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.


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                           DRAFT DATED JUNE 24, 2002


     2.8 Customer agrees to provide Artisan Components with the data required from Customer ("Required Data") identified in Appendix A-1 to the Product Schedule (process information) and Customer authorizes Artisan Components to use such data/information for purposes of the License Agreement. Customer represents and warrants that it is authorized to provide to Artisan Components, and authorizes Artisan Components to use, the Required Data.

     2.9 At Customer's direction, or upon Customer's consent, Artisan Components will distribute the Licensed Products (once completed) to Customer's customers, free of charge to Customer's customers, within [***] after execution by Artisan Components and the Customer's customer of an applicable End User License Agreement, for use by Customer's customer in designing, testing, and otherwise creating and verifying Designs for manufacture solely at Customer's Manufacturing Sites. For purposes of clarification, the parties agree that the only Licensed Products that Artisan Components shall be required to distribute to Customer's customers under this Section shall be Licensed Products that Artisan Components has previously delivered to Customer as completed deliverables. Artisan Components will distribute the Licensed Products pursuant to a separate agreement between Artisan Components and the Customer's customers governing the Customer's customers' use of the Licensed Products (the "End User License Agreement"), substantially in the same standard form and terms under which similar Artisan Components' products are provided to customers of leading foundries. Artisan Components shall offer support for the Licensed Products to Customer's customers pursuant to Artisan Components' customary support terms and fees. Such End User License Agreement, and any support agreement, shall be solely and exclusively between Artisan Components and Customer's customers. Artisan Components may charge its customary rates for support, maintenance, engineering and customization services provided by Artisan Components to any Customer's customer with no accounting to Customer for any such fees. With respect to support, Artisan Components agrees that Customer's customers may participate in its end user support programs. Currently, this program includes AccessBasic, a basic level of customer support for one type of Licensed Product, for [***] AccessFirst, a more comprehensive level of customer support for multiple Licensed Products, for [***] and AccessCustom, a customized support program for customers with special support needs that is priced on an individual basis. Customer's customers who are already paying Artisan Components for AccessFirst or AccessCustom support shall be entitled to receive support for the Licensed Products free of charge and at same level provided for the other Artisan Components products used by such customer. Manufacture will be permitted only at Customer's Manufacturing Site(s); provided, however, that Customer will pay to Artisan Components the agreed upon Royalties (as set forth in Section 7.2 of this Master License Agreement).

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[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.


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                           DRAFT DATED JUNE 24, 2002


3.   SUPPORT CONDITION, SILICON DEBUGGING AND PRODUCT ENGINEERING

     3.1 In consideration for the technical support and maintenance fees, [***] described in Appendix B-1 to the Product Schedule, Artisan Components will provide Customer with the technical support and maintenance described in Appendix C-1 to the Product Schedule, if applicable, for the Licensed Product(s). Such technical support and maintenance is available on an annual basis only and will be made available throughout the Term, on the terms and conditions set forth in Appendix C-1.

     3.2 The design and verification techniques for the Licensed Product(s) used by Artisan Components depend on the accuracy of models, flows and design tools; some of which are provided by Artisan Components' licensees and their target foundries. Due to practical limits on the accuracy of these models, flows and design tools, the fabricated silicon behavior may not always agree with that predicted. In these cases, Artisan Components will assist Customer in silicon debugging and product engineering at Artisan Components' then current standard hourly rate plus applicable expenses. Silicon debugging and product engineering do not fall under the technical support and maintenance set forth in Section 3.1 above. To the extent Artisan Components provides any silicon debugging or product engineering, or otherwise provides Customer with any revisions and/or enhancements to the Licensed Product(s), except as otherwise agreed upon, such revisions and/or enhancements shall be Licensed Product(s) subject to the terms and conditions of the License Agreement.

4.   TERM

     This Master Agreement is effective as of the Master Agreement Effective Date and shall remain in full force and effect for a period of [***] unless earlier terminated as provided herein. Unless earlier terminated as provided herein, this Master Agreement will automatically renew at the end of each term for consecutive one (1) year renewal periods, unless either party notifies the other at least [***] prior to the end of the then current term that it does not desire this Master Agreement to renew for another year. Each License Agreement shall set forth a License Agreement Term which shall be applicable to it. By way of clarification, a decision by either party not to renew the maintenance and support agreement (Appendix C-1 to the Product Schedule) will not mean termination of this Agreement, and the term of the maintenance and support agreement, as set forth in Section 7 of Appendix C-1 to the Product Schedule, may not be the same as the term of this Agreement.

5.   ORDER, CHANGES AND DELIVERY TERMS

     5.1 All orders for Licensed Product(s) shall be evidenced by a Product Schedule executed by Customer and Artisan Components, and in connection therewith, Customer may issue to Artisan Components a written purchase order. Except as otherwise agreed in writing signed by an officer of Artisan Components, nothing contained in any purchase order submitted by Customer will in any way modify, delete or add any terms or conditions to said purchases and licenses, and Customer hereby waives such purchase order provisions.

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[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.


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                           DRAFT DATED JUNE 24, 2002


     5.2 Artisan Components shall use reasonable commercial efforts to (i) maintain the development schedule; (ii) make available such people and other development resources as are reasonably necessary for Artisan Components to complete its development obligations on a timely basis, consistent with the development projections supplied by Artisan Components; and (iii) complete the delivery of the Licensed Products according to the schedule and milestones as provided in the Appendix A-1 to the Product Schedule. Customer and Artisan Components shall jointly conduct milestone meetings or conference calls on a weekly or bi-weekly basis as needed and periodic engineering reviews to assess progress in the development of the Licensed Products.

     5.3 Changes to the scope of work either requested by and/or necessitated by Customer's specifications will be evaluated for both schedule and cost impact. Customer will be asked to complete an Engineering Change Order Request Form, an "ECO," and submit it to Artisan Components for review. After review of the ECO by Artisan Components, Artisan Components will notify the Customer in writing on its ECO Response Form of any schedule and/or price changes. Customer must provide written acceptance or refusal of the terms and conditions of the ECO Response Form within [***] of having been so notified. Failure to do so will cause Artisan Components to proceed with the project as if the Customer's ECO Request Form had never been received. If Customer's written notice is one of acceptance of the new schedule and/or costs, then the ECO will be deemed an amendment to the License Agreement pursuant to Section 21.4 hereof. Sample ECO Request and ECO Response Forms are attached as Exhibits A and B.

6.   OWNERSHIP

     6.1 Subject to the licenses granted herein, Artisan Components and its licensors retain all of their rights, title and interest in and to the Licensed Product(s) and all patent rights, trademarks, trade secrets, copyrights, mask work rights and all other proprietary rights therein or relating thereto; provided, however, that Artisan Components' ownership shall not extend to cells or components owned by Customer that are not derived from the Licensed Products. Except for the licenses granted in Section 2, no other grants of licenses or rights to Customer shall be implied from this Master Agreement or the License Agreement. Customer will reproduce, and will not alter or mark over, all proprietary notices of Artisan Components on the Licensed Product(s).

     6.2 Subject to Artisan Components' ownership of the Licensed Product(s), Customer shall retain all of its ownership rights to Designs created or derived through the Use of the Licensed Product(s).

     6.3 Except for Customer's process information disclosed to Artisan Components under this Master Agreement or the License Agreement, Artisan Components will have the irrevocable royalty-free right to use in the Licensed Product(s), and any other products offered or distributed by Artisan Components, any Customer contribution or voluntarily disclosed information provided to Artisan Components under the Master Agreement or the License Agreement, except for Confidential Information of Customer, which shall be subject to the confidentiality obligations set forth in Section 14 of this Agreement.


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                           DRAFT DATED JUNE 24, 2002


7.   PAYMENT TERMS AND TAXES

     7.1 Except as expressly specified herein, all payments submitted by Customer to Artisan Components under the License Agreement shall be non-refundable and non-creditable (except as specified in part IV of Appendix B-1 to Exhibit C).

     7.2 Unless otherwise mutually agreed in writing, with respect to Licensed Product(s) ordered under the License Agreement, Customer shall pay to Artisan Components [***] of the total license fee(s) set forth in Appendix B-1 to the Product Schedule (the total amount of license fees set forth in Appendix B-1 to the Product Schedule shall hereinafter be referred to as the "License and Customization Service Fees") upon the License Agreement Effective Date net [***] (the "Initial Payment"), [***] of the License and Customization Service Fees for a specific Licensed Product upon Customer's receipt of such Licensed Product, [***] (the "Second Payment"), and the remaining [***] of the License and Customization Service Fees for a specific Licensed Product, [***] after Customer's receipt of such Licensed Product (the "Third Payment"). Artisan Components shall provide Customer with an invoice in the amount of the Initial Payment, such invoice due net [***] after the Effective Date, and Customer shall pay the invoice via wire transfer to the following account:


               BANK NAME:    [***]
               ACCOUNT NAME: ARTISAN COMPONENTS, INC.
               ABA #:        [***]
               Account #:    [***]
               For the account of:  Artisan Components, Inc.

Upon delivery of each Licensed Product, Artisan Components will provide Customer with (a) an invoice in the amount of the Second Payment, such invoice due net [***] after the delivery date of such Licensed Product and (b) an invoice in the amount of the Third Payment, such invoice due net [***] after the delivery date of such Licensed Product. The Second Payment and Third Payment shall be made via an escrow account as set forth in Section 7.3. Notwithstanding the foregoing, if an ECO with a cost increase shall have been accepted by Customer, Customer shall pay such amounts at such times as set forth therein. The foregoing provisions of this Section 7.2 shall not limit the provisions of Section 7.4. Customer also shall pay to Artisan Components all amounts set forth in Section 2.6 with respect to unauthorized Use of Licensed Product(s).

     7.3 Concurrent with the execution of this Agreement, the parties will enter into an escrow agreement in substantially the form attached hereto as Exhibit D. Artisan Components will have no obligations under the Master Agreement or the License Agreement until such escrow agreement has been executed by Customer and the escrow is fully funded.

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[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.


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                           DRAFT DATED JUNE 24, 2002


     7.4 Within [***] after the end of each [***], Customer further shall compute and, if any, pay to Artisan Components the running royalties for Licensed Integrated Circuits, as set forth in Appendix B-1 to the Product Schedule with respect to Wafers, as applicable pursuant to Appendix B-1. Royalty calculations are made based on Wafers invoiced, and payment is to be made at the end of the [***] based on Wafers invoiced in such [***]. Customer shall submit to Artisan Components with such royalty payment a report stating (a) the part number for each Licensed Integrated Circuit (such part number may be abbreviated or modified in order to redact the name of the Customer's customer or otherwise prevent disclosure of such customer's confidential information), (b) the number of Wafers invoiced during such [***]; (c) royalties payable under the License Agreement for such [***]; (d) data and supporting calculations used by Customer to compute the royalties payable by Customer to Artisan Components with respect to such [***]; (e) the number of Wafers manufactured during the prior reporting period; (f) any adjustments made by Customer for the prior reporting period; and
(g) other information as mutually determined by the parties. Artisan Components agrees that the aforementioned royalty payment report and all of its contents shall be deemed Customer's Confidential Information, as that term is defined in
Section 14.2 of this Agreement.

     7.5 Customer further shall pay to Artisan Components the technical support and maintenance fees as set forth in Appendix B-1 to the Product Schedule, subject to termination of maintenance and support as set forth in Appendix C-1 to the Product Schedule.

     7.6 All invoices will be mailed to Customer's address specified in the opening paragraph of this Master Agreement, unless specified otherwise in the applicable Product Schedule or purchase order.

     7.7 Any and all amounts payable under the License Agreement do not include any government taxes (including without limitation sales, use, excise, and value added taxes) or duties imposed by any governmental agency that are applicable to the export, import, or purchase of the Licensed Product(s) (other than taxes on the net income of Artisan Components), and Customer shall bear all such taxes and duties. When Artisan Components has the legal obligation to collect and/or pay such taxes, the appropriate amount shall be added to Customer's invoice and paid by Customer, unless Customer provides Artisan Components with a valid tax exemption certificate authorized by the appropriate taxing authority.

     7.8 If any applicable law requires Customer to [***] from any payments to Artisan Components under this Master Agreement, Customer shall effect such [***], remit such amounts to the [***] and promptly furnish Artisan Components with [***] evidencing the payments of such amounts. Artisan Components shall provide all such assistance as Customer may reasonably require in obtaining such [***]. Notwithstanding the foregoing, in no event shall [***] to Artisan Components less than [***] of any payment specified hereunder (such payment measured prior to any [***]), regardless of any amount required by law to be [***]. Accordingly, if Customer has the legal obligation to [***] equal to more than [***] of an amount to be paid hereunder, Customer shall [***] such excess amount, but shall add to the payment such amount that Artisan Components receives [***] of the payment.

---------------------
[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

                           DRAFT DATED JUNE 24, 2002


     7.9 With respect to Licensed Integrated Circuits and License and Customization Service Fees, royalties and other amounts which are payable to Artisan Components under the License Agreement, Customer shall keep complete and accurate books and records including but not limited to supporting documentation for the royalty calculations and manufacturing records. These records shall be retained for a period of [***] from the date of payment, notwithstanding the expiration or termination of the License Agreement. Upon ten (10) business days' advance notice and not more than once per year, Customer agrees to permit its books and records to be examined by either (i) a designee of Artisan Components agreed to in writing by Customer, or (ii) an independent CPA firm selected by Artisan Components or its designee, subject to the confidentiality provisions set forth in this Master Agreement, during normal business hours, to verify the accuracy of the License and Customization Service Fees, royalties and other amounts paid to Artisan Components under the License Agreement. Prompt adjustment shall be made by the parties for the net amount of any underpayment or overpayment of any and all License and Customization Service Fees, royalties and other amounts disclosed by such examination, with respect to the reporting period reviewed. If such an examination reveals an underpayment of more than [***], then Customer shall promptly reimburse Artisan Components for the reasonable cost of such examination. For purposes of this section, the independent CPA to be selected by Artisan Components will be either one or more of the following CPA firms or any of their successor entities: Ernst & Young; KPMG; PricewaterhouseCoopers; or Deloitte Touche.

     7.10 All payment amounts stated in the License Agreement, and all payments to be made under the License Agreement, shall be in U.S. Dollars. If any currency conversion shall be required in connection with the calculation of amounts payable under the License Agreement, such conversion shall be made using the selling exchange rate for conversion of the foreign currency into U.S. Dollars, quoted for current transactions reported in The Wall Street Journal for the last business day of the calendar quarter to which such payment pertains.

     7.11 Artisan Components reserves the right to charge Customer, and Customer agrees to pay, interest on late payments under the License Agreement at the lesser rate of (i) the [***] and [***] per year, or (ii) the maximum permitted by applicable law.

8.   EXPORT RESTRICTIONS

     This Master Agreement, the License Agreement, the Licensed Product(s), Licensed Integrated Circuits, and the rights granted under the License Agreement are subject to any and all laws, regulations, orders or other restrictions relative to export, re-export or redistribution of the Licensed Product(s) that may now or in the future be imposed by the government of the United States or foreign governments. Each Party agrees to comply with all such applicable laws and regulations.

---------------------
[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

                           DRAFT DATED JUNE 24, 2002


9.   TERMINATION

     9.1 Either party may, in its sole discretion, terminate this Master Agreement and any or all License Agreements and the licenses granted hereunder, upon written notice to the other party, upon the occurrence of any of the following events: (a) the failure or neglect of the other party to observe, keep, or perform any of the material covenants, terms or conditions of this Master Agreement or any License Agreement where such non-performance is not fully remedied by the breaching party within thirty (30) days of the non-breaching party written notice; or (b) any breach of Section 2.2, 2.3, 2.4,
2.6 or any material breach of Section 14 hereof (effective immediately upon written notification); or (c) the filing of a petition for the other Party's bankruptcy which is not discharged within sixty (60) days, whether voluntary or involuntary, or an assignment of the other Party's assets made for the benefit of creditors, or the appointment of a trustee or receiver to take charge of the other Party's business for any reason, or the other Party becoming insolvent or ceasing to conduct business in the normal course. Further, unless expressly provided to the contrary in an ECO or Product Schedule, Artisan Components shall have the right, in its sole discretion, to terminate this Master Agreement and any or all License Agreements and the licenses granted hereunder, if Customer fails or neglects to pay Artisan Components any sums or amounts due, individually, or in the aggregate in excess of [***], under any License Agreement in a timely manner where such delinquency is not fully corrected within thirty (30) days after Artisan Components' written demand. By way of clarification, a decision by either party not to renew the maintenance and support agreement (Appendix B-3 to the Product Schedule) will not result in termination of this Master Agreement or of any License Agreement.

     9.2 The provisions of Sections 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17,
18, 19, 20, and 21 shall survive the expiration and any termination of this Master Agreement and any License Agreement; however, the provisions of Section
9.3 survive as described in that Section, and obligations under Section 10, 11 and 19 survive only to the extent that the obligation is based on events that occurred prior to termination.

     9.3 If Artisan Components exercises its right to terminate this Master Agreement due to Customer's breach, then upon the effective date of termination, Customer shall cease to Use and shall either destroy or return to Artisan Components all of the Licensed Product(s), Licensed Integrated Circuits in Customer's possession or under Customer's direct control (specifically excluding non-consigned inventory held by independent distributors), Documentation, and copies thereof, together with Customer's written certification by a duly authorized officer, that the Licensed Product(s), Licensed Integrated Circuits in Customer's possession or under Customer's direct control, and Documentation and all copies thereof are no longer in Use and have been returned to Artisan Components or destroyed.

     9.4 Upon the effective date of termination of the Master Agreement by Artisan Components, Customer shall make prompt payment in full to Artisan Components for all amounts then due plus the present value (discounted at the lesser of: (a) the then current one year U.S. Treasury Bill Rate and (b) the one year U.S. Treasury Bill Rate as of the License Agreement Effective Date) of the unpaid balance of the License and Customization Service Fees as set forth in Appendix B-1 to the Product Schedule, but not unearned royalties.

                           DRAFT DATED JUNE 24, 2002


     9.5 The foregoing subsections notwithstanding, for a period of [***] after the termination by Customer pursuant to Section 9.1, or expiration of this Master Agreement, Customer and its Affiliates shall have the right to distribute and manufacture Licensed Integrated Circuits, based on Designs of Customer's customers', if such Designs or previous versions thereof which do not constitute different products were reduced to GDSII format prior to or within [***] following the termination or expiration of this Master Agreement, and provided that Artisan Components is continued to be paid any fees associated with such Designs.

     9.6 Designs. The foregoing subsections notwithstanding, for a period of eighteen (18) months after the termination by Artisan Components pursuant to
Section 9.1, Customer and its Affiliates shall have the right to distribute and manufacture Licensed Integrated Circuits, based on Designs of Customer's customers', if such Designs or previous versions thereof which do not constitute different products were reduced to GDSII format prior to or within 90 days following the termination or expiration of this Master Agreement, and provided that Artisan Components is continued to be paid any fees associated with such Designs.

     9.7 Termination of this Master Agreement or any License Agreement under this Section 9 shall be in addition to, and not a waiver of, any remedy at law or in equity available to a Party arising from the other Party's breach of this Master Agreement or any License Agreement.

10.  WARRANTIES

     10.1 Artisan Components [***] and [***] the Licensed Products are and will be [***] by Artisan Components, that it has [***] the [***] hereunder and [***] the Licensed Products as set forth herein. Artisan Components further [***] and [***] that as of the Effective Date there are no [***] Artisan Components relating to any [***] to be used in connection with or imbedded within any Licensed Product. As Customer's [***] for any [***] of this [***]; Artisan Components will [***] Customer in accordance with [***].

     10.2 Upon the execution of this Master Agreement and the Product Schedule, Artisan Components warrants for a period of ninety (90) days from the date of delivery that the Licensed Product(s) as delivered by Artisan Components shall be free from defects in media and shall substantially conform to the material specifications of the electronic documentation, described in Appendix A-1 to the Product Schedule. Artisan Components does not warrant that the use of the Licensed Product(s) will be uninterrupted or error free. In the event of any nonconformance of the Licensed Product, Customer shall promptly notify Artisan Components in writing, and provide Artisan Components with evidence and documentation which reproduces the claimed error and resultant output from the execution or use of such code or data. Artisan Components' sole obligation and Customer's exclusive remedy under this warranty shall be limited to use of Artisan Components' commercially reasonable efforts to correct such defects and provide the corrections to Customer. Artisan Components' warranty obligations under this Master Agreement will not apply to failure by the Licensed Product(s) to comply with the limited warranty herein due to accident, neglect, abuse, acts of God or misapplication, modifications by Customer or due to models, flows, design tools or any other information provided by Customer to Artisan Components under this Master Agreement or the License Agreement. Artisan Components also warrants that any services it provides under this Master Agreement or any License Agreement will be performed in a professional manner, and Customer and Artisan Components agree that Customer's sole remedy, and Artisan Components' sole liability for any breach of the foregoing warranty is that, on Customer's written request, Artisan Components will re-perform the service in a manner that does comply with the warranty. Further, any silicon debugging or product engineering provided by Artisan Components pursuant to Section 3.2 above is provided "AS IS."

---------------------
[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

                           DRAFT DATED JUNE 24, 2002


     10.3 EXCEPT AS SPECIFICALLY SET FORTH IN THIS SECTION 10, ARTISAN COMPONENTS AND ITS LICENSORS DO NOT MAKE ANY EXPRESS, IMPLIED OR STATUTORY WARRANTIES, INCLUDING BUT NOT LIMITED TO THE WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, OR ARISING FROM A COURSE OF DEALING, TRADE USAGE OR TRADE PRACTICE.

11.  INDEMNIFICATION BY ARTISAN COMPONENTS

     11.1 Artisan Components shall, at its own expense, defend or at its option, settle any claim, suit or proceeding brought by a third party against Customer or its officers, directors or employees for direct infringement of any valid Intellectual Property right (other than patent right) or [***] patent of such third party, by virtue of Customer's authorized Use of any of the Licensed Product(s) pursuant to the terms of the License Agreement, and shall pay any settlement amounts or damages finally awarded in such claim, suit or proceeding; provided that Customer: (a) promptly notifies Artisan Components in writing of such claim, suit or proceeding (provided, however, that Customer's failure to give prompt notice shall not reduce Artisan Components' obligations set forth in this section except to the extent that Artisan Components has been prejudiced thereby), (b) gives Artisan Components sole control over the defense and/or settlement of such claim, suit or proceeding; and (c) reasonably cooperates and provides all available information, assistance and authority to defend or settle the claim, suit or proceeding. Artisan Components shall not enter into any settlement or consent decree that results in an admission of liability by Customer or the entry of injunctive relief against Customer without Customer's prior written consent, which shall not be unreasonably withheld or delayed. Artisan Components shall not be liable for any costs, expenses, damages or fees incurred by Customer in defending such action or claim unless authorized in advance in writing by Artisan Components. Furthermore, Artisan will have no liability under this Master Agreement or the License Agreement for any infringement claim to the extent it (i) is based on modification of a Licensed Product other than by Artisan Components, with or without authorization if such infringement would have been avoided by the use of an unmodified version of the Licensed Products; (ii) results from failure of Customer to use an updated version of an unmodified version of the Licensed Product; (iii) is based on the combination or use of a Licensed Product with any other software, hardware, data, program or device not provided by Artisan Components if such infringement would have been avoided by the use of the Licensed Products alone; or (iv) results from compliance by Artisan Components with designs, plans or specifications furnished by Customer.

---------------------
[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

                           DRAFT DATED JUNE 24, 2002


     11.2 Any action to be brought to prevent or enjoin any third party from infringement of any patent, copyright or other proprietary rights of Artisan Components with respect to the Licensed Product(s) shall be brought exclusively by Artisan Components or Artisan Components' designee, in Artisan Components' sole discretion and as between Customer and Artisan Components, at Artisan Components' sole cost and expense.

     11.3 If the Licensed Product(s) is, or in Artisan Components' opinion is likely to become the subject of a claim, suit, or proceeding alleging infringement, Artisan Components may, and in the event the Licensed Product(s) is held to infringe any third party Intellectual Property Right, Artisan Components shall: (a) procure, at no cost to Customer, the right to continue Usage of the Licensed Product; (b) replace or modify the Licensed Product, at no cost to Customer, to make it non-infringing, provided that substantially the same function is performed by the replacement of modified Licensed Product(s), or (c) if the right to continue Usage cannot be reasonably procured for Customer or the Licensed Product(s) cannot be replaced or modified to make it non-infringing, terminate the license of such Licensed Product(s), remove the Licensed Product(s) and grant Customer refund credit on the License and Customization Service Fees attributable to such Licensed Product(s) as depreciated on a straight-line [***] basis.

     11.4 The foregoing states Artisan Components' sole obligations and entire liability with respect to any claimed infringement of the Licensed Product(s) of any Intellectual Property or other rights of any third party.

12.  LIMITATION OF LIABILITY

     12.1 EXCEPT FOR ANY UNAUTHORIZED (OR UNREPORTED) USE, REPRODUCTION OR DISTRIBUTION, IN WHOLE OR IN PART, OF ANY LICENSED PRODUCT OR ANY INTELLECTUAL PROPERTY RIGHTS CONTAINED THEREIN, AND EXCEPT FOR DAMAGES ARISING FROM A BREACH OF THE OBLIGATIONS OF CONFIDENTIALITY UNDER [***], OR FOR OBLIGATIONS UNDER [***] OR [***], IN NO EVENT WILL EITHER PARTY OR ITS LICENSORS OR SUPPLIERS BE LIABLE FOR ANY LOSS OR DAMAGE TO REVENUES, PROFITS, OTHER ECONOMIC LOSS OR GOODWILL OR COSTS OF REPLACEMENT GOODS OR SERVICES OR ANY OTHER SPECIAL, INCIDENTAL, EXEMPLARY, INDIRECT OR CONSEQUENTIAL DAMAGES OF ANY KIND, ARISING OUT OF OR RELATING TO THIS MASTER AGREEMENT, THE LICENSE AGREEMENT, LICENSED INTEGRATED CIRCUITS OR THE LICENSED PRODUCT(S), OR RESULTING FROM ITS PERFORMANCE OR FAILURE TO PERFORM PURSUANT TO THE TERMS OF THIS MASTER AGREEMENT OR THE LICENSE AGREEMENT OR RESULTING FROM THE FURNISHING, PERFORMANCE, DELAY IN DELIVERY, OR USE OR LOSS OF USE OF ANY LICENSED PRODUCT(S) OR OTHER MATERIALS DELIVERED TO CUSTOMER HEREUNDER, HOWEVER CAUSED AND WHETHER BASED IN BREACH OF CONTRACT, BREACH OF WARRANTY, TORT (INCLUDING NEGLIGENCE) OR ANY OTHER THEORY OF LIABILITY. THE FOREGOING LIMITATIONS SHALL APPLY EVEN IF THE OTHER PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES AND NOTWITHSTANDING THE FAILURE OF ESSENTIAL PURPOSE OF ANY LIMITED REMEDY STATED HEREIN.

---------------------
[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

                           DRAFT DATED JUNE 24, 2002


     12.2 [***] and its licensors' and suppliers' aggregate liability to the [***] under any provision of this Master Agreement and the License Agreement shall be limited to the total License and Customization Service Fees actually paid and License and Customization Service Fees payable by Customer to Artisan Components for the Licensed Product(s) in question. Notwithstanding the foregoing, the limitation shall be [***] in the aggregate for liability resulting from unauthorized (or unreported) use, reproduction or distribution, in whole or in part, of any Licensed Product or any Intellectual Property rights contained therein, a party's breach of [***] or a party's obligations under [***] or [***]. The existence of more than one claim will not enlarge or extend the limits set forth in this [***].

13.  RELEASE OF PERFORMANCE INFORMATION

     Customer shall not distribute, externally or to third parties, any reports or statements that directly compare the speed, functionality or other performance results of the Licensed Product(s) with any other products of Customer or any third party that are similar to the Licensed Product(s) without the prior written approval of Artisan Components.

14.  PUBLICITY; CONFIDENTIALITY

     14.1 Except to the extent required by applicable law, neither party shall announce or publicly disclose the terms or conditions of this Master Agreement or the License Agreement without prior written approval from the other party; provided, however, that either party shall have the right to publicly disclose the following: (a) that Customer is a customer of Artisan Components, (b) that Artisan Components has provided the Licensed Product(s) to Customer and that the Licensed Product(s) were Used in the development of the Licensed Integrated Circuit, or (c) a product description of the Licensed Product(s) as contained in Artisan Components' standard product literature. In addition, either party may issue a press release related to this Master Agreement or License Agreement upon the other party's prior written approval (such approval not to be unreasonably withheld or delayed). Once approved, the statements in a press release remain approved until approval is specifically revoked, in writing.

---------------------
[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

                           DRAFT DATED JUNE 24, 2002


     14.2 The parties acknowledge that by reason of their relationship to each other hereunder, each may have access to certain information and materials concerning the other's business, plans, customers, technology and products that is confidential to that other party. Such information and materials will be marked as "Confidential" or "Proprietary" or otherwise clearly identified as confidential or proprietary ("Confidential Information"). In the event such disclosure is initially oral or visual and not reduced to writing, it shall be identified as confidential at the time of disclosure and summarized or identified in a written document, which shall be marked with an appropriate legend such as "Confidential" or "Proprietary" and provided to the other party within thirty (30) days following such disclosure. Notwithstanding the foregoing, the Licensed Product(s) are Confidential Information of Artisan Components regardless of whether they are marked confidential or proprietary and/or summarized in a writing. Each party agrees that except as may otherwise be stated herein, it shall not use, except to perform its obligations and/or to exercise its rights and licenses specified under this Master Agreement or the License Agreement, nor disclose to any third party (except as provided in section 2 of this Master Agreement and the License Agreement), any such Confidential Information revealed to it by the other party. Each party shall take reasonable precautions to protect the confidentiality of such information, which in any event will be no less than what it takes with respect to its own similar confidential information.

     14.3 Information shall not be deemed Confidential Information hereunder if such information:

          (I) is known to the recipient at the time of disclosure;

          (II) hereafter becomes known (independently of disclosure by the providing party) to the recipient directly or indirectly from a source other than one having an obligation of confidentiality to the providing party;

          (III) becomes publicly available or otherwise ceases to be secret or confidential, except through a breach of this Master Agreement or the License Agreement by the recipient;

          (IV) was independently developed by the recipient without use of the disclosing party's Confidential Information;

          (V) is required to be disclosed pursuant to any statutory or regulatory authority, provided the disclosing party is given prompt notice of such requirement and the scope of such disclosure is limited to the extent possible;

          (VI) is required to be disclosed by a court order, provided the disclosing party is given prompt notice of such order and provided the opportunity to contest it; or

          (VII) is reasonably necessary to disclose in order to enforce this Master Agreement or the License Agreement.

     14.4 As to each item of Confidential Information, the provisions of this
Section 14 will continue for three (3) years following first receipt of such information, except for the Licensed Product(s), for which the provisions of this Section 14 will continue for five (5) years following any termination or expiration of the License Agreement.

                           DRAFT DATED JUNE 24, 2002


15.  GOVERNING LAW

     This Master Agreement and the License Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to the conflict of laws provisions thereof. Neither this Master Agreement nor the License Agreement will be governed by the United Nations Convention of Contracts for the International Sale of Goods, the application of which is hereby expressly excluded.

16.  [***]

     16.1 Neither this Master Agreement nor the License Agreement nor any rights or obligations hereunder or thereunder, in whole or in part, shall be [***] by operation of law or otherwise, or [***] except upon [***] of Artisan Components. [***] Any unauthorized attempt by Customer to [***] this Master Agreement or the License Agreement or any rights or obligations hereunder or thereunder shall be null and void. Artisan Components shall [***] this Master Agreement or any License Agreement [***]. Notwithstanding the foregoing, Artisan Components agrees that this Master Agreement, any License Agreement and all of Customer's rights and interests hereunder or there-under, [***] by way of a first ranking fixed pledge and charge by Customer for the benefit of [***] and [***] to secure debt financing made available to Customer in connection with the construction of Customer's new wafer fab facility. Subject to the foregoing, this Master Agreement and any License Agreement will be binding upon and inure to the benefits of the parties hereto[***].

17.  NOTICE

     Any notices required to be given pursuant to this Master Agreement or the License Agreement shall be in writing, sent via certified mail, return receipt requested, express courier, or by facsimile (a confirmed copy of which to be sent promptly by mail to addressee) to the address of Artisan Components or Customer as set forth below or to such other address as may be specified from time to time by notice in writing, and such notice shall be deemed to have been received on the earlier of (a) the date when actually received or (b) if by facsimile, when the sending party shall have received a facsimile confirmation that the message has been received by the receiving party's facsimile machine.

---------------------
[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

                           DRAFT DATED JUNE 24, 2002


If to Artisan Components:                       If to Customer:

Artisan Components, Inc.                        Tower Semiconductor Ltd.
141 Caspian Court                               P.O. Box 619
Sunnyvale, CA 94089                             Migdal Haemek
[***]                                           23105 Israel
[***]                                           Attn: Chief Executive Officer
[***]                                           Telephone: +972-(4)-650-6611
                                                Facsimile: +972-(4)-654-7788
With a copy to:

[***], Artisan Components, Inc.

at the same address



18.  SEVERABILITY AND WAIVER

     18.1 The invalidity or unenforceability of any particular provision of this Master Agreement or License Agreement shall not affect the other provisions of this Master Agreement or the License Agreement, respectively, and shall be construed in all respects as if such invalid or unenforceable provisions were omitted.

     18.2 The waiver by either party of any default or breach of this Master Agreement or the License Agreement shall not constitute a waiver of any other subsequent default or breach.

     18.3 Failure or delay by either party in exercising any right or power hereunder shall not operate as a waiver of such right or power.

19.  INDEMNIFICATION

     19.1 Customer shall, at its own expense, defend or at its option, settle any claim, suit or proceeding brought by a third party against Artisan Components or its officers, directors or employees for (i) any product liability claim for death, personal injury or property damage caused by Modifications made to the Licensed Integrated Circuits by or on behalf of Customer; (ii) Customer's gross negligence or willful misconduct; and (iii) Artisan Components' authorized use of the Required Data, including any claim that the Required Data directly infringes any valid Intellectual Property right (other than patent right) or [***], patent of such third party. Customer shall pay any settlement amounts or damages finally awarded in such claim, suit or proceeding; provided that Artisan Components (a) promptly notifies Customer in writing of such claim, suit or proceeding (provided, however, that Artisan Components' failure to give prompt notice shall not reduce Customer's obligations set forth in this section except to the extent that Customer has been prejudiced thereby), (b) gives Customer sole control over the defense and/or settlement of such claim, suit or proceeding; and (c) reasonably cooperates and provides all available information, assistance and authority to defend or settle the claim, suit or proceeding. Customer shall not enter into any settlement or consent decree that results in an admission of liability by Artisan Components or the entry of injunctive relief against Artisan Components without Artisan Components' prior written consent, which shall not be unreasonably withheld or delayed. Customer shall not be liable for any costs, expenses, damages or fees incurred by Artisan Components in defending such action or claim unless authorized in advance in writing by Customer.

---------------------
[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

                           DRAFT DATED JUNE 24, 2002


     19.2 The Licensed Product(s) are not specifically developed or licensed for use in the planning, construction, maintenance, operation or other use of any nuclear facility, or for the flight, navigation or communication of aircraft or ground support equipment, or for weapons or munitions use, medical life support use or in any other inherently dangerous activity. Customer agrees that Artisan Components shall not be liable for any claims, losses, costs or liabilities arising from such use if Customer or its distributors or customers use the Licensed Product(s) for such applications.

20.  ATTORNEYS' FEES

     The prevailing party in any action to enforce the terms of this Master Agreement or the License Agreement shall be entitled to reasonable attorneys' fees and other costs and expenses incurred by it in connection with such action.

21.  MISCELLANEOUS TERMS

     21.1 The relationship of the parties hereto is that of independent contractors, and neither party is an employee, agent, partner or joint venturer of the other.

     21.2 Except for payments due under the License Agreement by Customer, neither party shall have liability for its failure to perform its obligations under this Master Agreement or the License Agreement when due to circumstances beyond its reasonable control.

     21.3 If Customer distributes the Front-End Views and/or Back-End Views, as authorized herein, to an agency, department, or other entity of the United States Government ("Government"), the Government's use, reproduction, release, modification, disclosure or transfer of the Licensed Product(s), or of any related documentation of any kind, including technical data, is restricted in accordance with Federal Acquisition Regulation ("FAR") 12.212 for civilian agencies and Defense Federal Acquisition Regulation Supplement ("DFARS")
227.7202 for military agencies. The Licensed Product(s) are commercial. The use of the Licensed Product(s) by any Government agency, department, or other entity of the Government, is further restricted in accordance with the terms of the License Agreement, or any modification hereto. Customer will affix the following legend before delivery to the Government of each of the Front-End Views and/or Back-End Views to be delivered to the Government:

     Use, duplication, reproduction, release, modification, disclosure or transfer of this commercial product and accompanying documentation, is restricted in accordance with FAR 12.212 and DFARS 227.7202, and by a license agreement. Contractor/manufacturer is: Artisan Components, Inc., 141 Caspian Court, Sunnyvale, California 94089.

                           DRAFT DATED JUNE 24, 2002


     21.4 BOTH PARTIES ACKNOWLEDGE THAT THIS MASTER AGREEMENT INCLUDING THE EXHIBITS AND APPENDICES ATTACHED HERETO AND THE PRODUCT SCHEDULE, CONSTITUTE THE COMPLETE AND EXCLUSIVE STATEMENT OF THE MUTUAL UNDERSTANDING OF THE PARTIES AND SUPERSEDES AND CANCELS ALL CONFLICTING TERMS AND CONDITIONS AND ALL PREVIOUS AND CONTEMPORANEOUS WRITTEN AND ORAL AGREEMENTS AND COMMUNICATIONS RELATING TO THE SUBJECT MATTER HEREOF, INCLUDING ANY TERMS AND CONDITIONS THAT MAY BE INDICATED IN ANY CUSTOMER PURCHASE ORDER. NEITHER THIS MASTER AGREEMENT NOR THE LICENSE AGREEMENT SHALL BE MODIFIED, SUPPLEMENTED, QUALIFIED, OR INTERPRETED BY ANY TRADE USAGE OR PRIOR COURSE OF DEALING NOT MADE A PART OF THIS MASTER AGREEMENT OR THE LICENSE AGREEMENT BY ITS EXPRESS TERMS. NEITHER THIS MASTER AGREEMENT NOR THE LICENSE AGREEMENT SHALL BE MODIFIED OR AMENDED EXCEPT IN WRITING AND EXECUTED BY DULY AUTHORIZED REPRESENTATIVES OF BOTH PARTIES.

     BOTH PARTIES ACKNOWLEDGE THAT THEY HAVE READ THIS MASTER AGREEMENT, UNDERSTAND IT AND AGREE TO BE BOUND BY ITS TERMS AND CONDITIONS AS EVIDENCED BY THEIR SIGNATURES BELOW.


ARTISAN COMPONENTS, INC.

By:   __________________________________________
      Signature of an Officer of the Corporation

Name: __________________________________________
      Printed name of the Signing Officer

Title:__________________________________________

Date: __________________________________________


CUSTOMER: TOWER SEMICONDUCTOR, LTD.

By:   __________________________________________
      Signature of an Authorized Representative

Name: __________________________________________
      Printed name of the Authorized Representative

Title:__________________________________________

Date: __________________________________________

                           DRAFT DATED JUNE 24, 2002


                                    EXHIBIT A
                                       TO
                                MASTER AGREEMENT

                            ENGINEERING CHANGE ORDER
                               (ECO) REQUEST FORM

                                                     PRODUCT SCHEDULE NO. ____
                                                              REQUEST NO. ____


Customer: .............................    Date: .............................

Requestor: ............................    Phone: ............................

E-mail Address: .......................    Fax: ..............................

Project: ..............................



This Engineering Change Order Form (ECO) is to be used as an official notification to Artisan Components of any changes in design or specification made to a project. Once this form has been received, Artisan Components will evaluate the schedule and cost impacts of these changes and inform you of the results.

Description of Requested Change: .............................................

 .............................................................................

 .............................................................................

 .............................................................................

 .............................................................................

 .............................................................................

 .............................................................................

 .............................................................................

Requestor's Signature: ......................       Date: ....................

Engineering Manager's Approval: .............       Date: ....................

                           DRAFT DATED JUNE 24, 2002


                                    EXHIBIT B
                                       TO
                                MASTER AGREEMENT

                            ENGINEERING CHANGE ORDER
                               (ECO) RESPONSE FORM

                                                     PRODUCT SCHEDULE NO. ____
                                                              REQUEST NO. ____


Customer: ....................................................................

Requestor: ...........................   Phone: ..............................

E-mail Address: ......................   Fax: ................................

Project: .....................................................................


Artisan Components has evaluated your attached ECO request, its impact on your schedule and any additional charges associated with the request. This evaluation is described below:


In summary, this change will:

*        Add ______ working days to the schedule

*        Will not impact the schedule

* Require an increase/decrease in the cost of $________ additional charges, payable upon the following terms: [***] upon Artisan Project
         Management approval, net [***], and [***] upon Customer's receipt of the ECO delivery, net [***].

*        Will not require any of your project

Please sign this form to acknowledge that you understand the impact of your requested changes. Signing the Refusal indicates that you DO NOT authorize Artisan Components to proceed with the requested change(s). Signing the Acceptance authorizes Artisan Components to proceed with these changes. If additional costs are indicated, then the buyer's signature is required. This form must be signed and returned to Artisan Components by ___________________.

---------------------
[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

                           DRAFT DATED JUNE 24, 2002


Requestor's Refusal: ...............................      Date: ...............

Requestor's Acceptance: ............................      Date: ...............

Buyer's Approval: ..................................      Date: ...............

Artisan Sales Approval: ............................      Date: ...............

Artisan Project Management Approval: ...............      Date: ...............

                           DRAFT DATED JUNE 24, 2002


                                    EXHIBIT C

                                       TO

                                MASTER AGREEMENT

                             PRODUCT SCHEDULE NO. 1

     This PRODUCT SCHEDULE Number One (this "Product Schedule") is made in connection with that certain Master Agreement, Number ______, with an Effective Date of _____________ (the "Master Agreement"), by and between ARTISAN COMPONENTS, INC., a Delaware corporation, with its principal place of business at 141 Caspian Court, Sunnyvale, California 94089-1210 (hereinafter referred to as "Artisan Components"), and Tower Semiconductor Ltd., a company organized under the laws of Israel with its principal place of business at Ramat Gavriel Industry Zone, Migdal Haemek, 23105 Israel (hereinafter referred to as "Customer"). This Product Schedule is made effective as of ________________ (the "License Agreement Effective Date").

                                    RECITALS

     The parties desire to license certain Licensed Product(s) described herein pursuant to the terms and conditions of the Master Agreement and this Product Schedule.

                                    AGREEMENT

1. LICENSED PRODUCT(S).

     (A) LICENSED PRODUCT(S). The parties agree that the terms and conditions of the Master Agreement are incorporated herein by this reference, and Appendix A-1 to this Product Schedule is added to and made a part of this Product Schedule. The Licensed Product(s) described in Appendix A-1 are Licensed Product(s) for purposes of the Master Agreement and this Product Schedule. Appendix A-1 sets forth the Deliverables and Delivery Schedule relating to the Licensed Product(s).

     (B) PAYMENT FOR LICENSED PRODUCT(S). The License and Customization Service Fees, Royalties and Maintenance Fees for the Licensed Product(s) are set forth in Appendix B-1 to this Product Schedule. Appendix B-1 is added to and made a part of this Product Schedule.

     (C) TECHNICAL SUPPORT AND MAINTENANCE. Artisan Components will provide Customer with the technical support and maintenance described in Appendix C-1 to this Product Schedule for the Licensed Product(s). Appendix C-1 is added to and made a part of this Product Schedule.

2. LICENSE AGREEMENT TERM. This License Agreement is effective as of the License Agreement Effective Date and shall remain in full force and effect for a period of seven (7) years, unless earlier terminated as provided in the Master Agreement. Unless earlier terminated as provided in the Master Agreement, the License Agreement will automatically renew at the end of each term for consecutive one (1) year renewal periods, unless either party notifies the other at least [***] prior to the end of the then current term that it does not desire the License Agreement to renew for another year.

                           DRAFT DATED JUNE 24, 2002


3. GENERAL. Unless otherwise defined in this Product Schedule, capitalized terms used in this Product Schedule shall have the same meaning as set forth in the Master Agreement.

Accepted and Agreed To:


ARTISAN COMPONENTS, INC.

By:   __________________________________________
      Signature of an Officer of the Corporation

Name: __________________________________________
      Printed name of the Signing Officer

Title:__________________________________________

Date: __________________________________________



CUSTOMER

By:   __________________________________________
      Signature of an Authorized Representative

Name: __________________________________________
      Printed name of the Authorized Representative

Title:__________________________________________

Date: __________________________________________

---------------------
[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

                           DRAFT DATED JUNE 24, 2002


                                  APPENDIX A-1

                                       TO

                             PRODUCT SCHEDULE NO. 1

  LICENSED PRODUCT(S), DELIVERABLE(S), TARGET DELIVERY DATES AND REQUIRED DATA

I.   LICENSED PRODUCT(S) (all optimized for Customer's 0.18um process).

-------------------------------------------------------------------------------
              [***]

              [***]

              [***]

              [***]

              [***]

              [***]

              [***]

              [***]

              [***]

              [***]

              [***]

              [***]

              [***]

              [***]

              [***]
-------------------------------------------------------------------------------

---------------------
[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

                           DRAFT DATED JUNE 24, 2002


II.  DELIVERABLES

FOR STANDARD CELLS AND I/O'S: Standard Cell and I/O CAD Deliverables - EDA Package 3.0

---------------------------------------------------------------------------------------------
  DESIGN PHASE        TOOL         VENDOR         TOOL        FILES PROVIDED      VIEW
                                                VERSION         BY ARTISAN      VERSION

---------------------------------------------------------------------------------------------
VERILOG           [***]           [***]          [***]                 .v             --
SIMULATION.
(UNIT DELAY ONLY)
                  ---------------------------------------------------------------------------
                  [***]           [***]          [***]                 .v             --

                  ---------------------------------------------------------------------------
                  [***]           [***]          [***]                 .v             --

                  ---------------------------------------------------------------------------
                  [***]           [***]          [***]                 .v             --
---------------------------------------------------------------------------------------------
SDF COMPATIB.       --              --             --                  --          [***]

---------------------------------------------------------------------------------------------
VHDL/VITAL        [***]           [***]          [***]         [***]                  --
SIMULATION
                  ---------------------------------------------------------------------------
                  [***]           [***]          [***]         [***]                  --
                  ---------------------------------------------------------------------------
                  [***]           [***]          [***]         [***]                  --
---------------------------------------------------------------------------------------------
SDF COMPATIB.       --              --             --            --                [***]
---------------------------------------------------------------------------------------------
SYNTHESIS         [***]           [***]          [***]         [***]                  --
---------------------------------------------------------------------------------------------
                  [***]           [***]          [***]         [***]                  --
---------------------------------------------------------------------------------------------
                  [***]           [***]          [***]         [***]                  --
---------------------------------------------------------------------------------------------
PHYSICAL          [***]           [***]          [***]         [***]                  --
SYNTHESIS
---------------------------------------------------------------------------------------------
STATIC TIMING /   [***]           [***]          [***]         [***]                  --
DELAY CALCULATION
                  ---------------------------------------------------------------------------
                  [***]           [***]          [***]         [***]               [***]
---------------------------------------------------------------------------------------------
SCHEMATIC ENTRY   [***]           [***]          [***]         [***]                  --
(FOR REFERENCE
PURPOSES ONLY)
                  ---------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
POWER EST./OPT.   [***]           [***]          [***]         [***]                  --
---------------------------------------------------------------------------------------------
PLACE&ROUTE       [***]           [***]          [***]         [***]               [***]
                  [***]           [***]          [***]
                                                               ------------------------------
                                                               [***]               [***]
                  ---------------------------------------------------------------------------
                  [***]           [***]          [***]         [***]                  --
                                                               ------------------------------
                                                               [***]                  --
                                                               ------------------------------
                                                               [***]                  --
                                                               ------------------------------
                                                               [***]                  --
                                                               ------------------------------
                                                               [***]                  --
                                                               ------------------------------
                                                               [***]               [***]
---------------------------------------------------------------------------------------------
VERIFICATION      [***]           [***]          [***]         [***]               [***]
(DRC,LVS)
                                                               ------------------------------
                                                               CDL netlist            --
---------------------------------------------------------------------------------------------


FOR STANDARD CELLS, CALIBRE DRC AND LVS SHALL BE PROVIDED BY CUSTOMER.

FOR MEMORIES: Memories CAD Deliverables - EDA Package 3.0

---------------------
[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

                           DRAFT DATED JUNE 24, 2002



-------------------------------------------------------------------------------------------------
  DESIGN PHASE         TOOL            VENDOR          TOOL        FILES PROVIDED      VIEW
                                                      VERSION        BY ARTISAN      VERSION
-------------------------------------------------------------------------------------------------
VERILOG           [***]              [***]           [***]         [***]                  --
SIMULATION (UNIT
DELAY ONLY).
                  -------------------------------------------------------------------------------
                  [***]              [***]           [***]         [***]                  --
                  -------------------------------------------------------------------------------
                  [***]              [***]           [***]         [***]                  --
                  -------------------------------------------------------------------------------
                  [***]              [***]           [***]         [***]                  --
-------------------------------------------------------------------------------------------------
SDF COMPATIB.     --                  --             --             --                 [***]
-------------------------------------------------------------------------------------------------
VHDL/VITAL        [***]              [***]           [***]         [***]                  --
SIMULATION
                  -------------------------------------------------------------------------------
                  [***]              [***]           [***]         [***]                  --
                  -------------------------------------------------------------------------------
                  [***]              [***]           [***]         [***]                  --
-------------------------------------------------------------------------------------------------
SDF COMPATIB.     --                 --              --            --                  [***]
-------------------------------------------------------------------------------------------------
SYNTHESIS         [***]              [***]           [***]         [***]                  --
                  -------------------------------------------------------------------------------
PHYSICAL          [***]              [***]           [***]         [***]                  --
SYNTHESIS
-------------------------------------------------------------------------------------------------
STATIC TIMING /   [***]              [***]           [***]         [***]                  --
DELAY CALCULATION
                  -------------------------------------------------------------------------------
                  [***]              [***]           [***]         [***]               [***]
-------------------------------------------------------------------------------------------------
POWER EST./OPT.   [***]              [***]           [***]         [***]                  --
-------------------------------------------------------------------------------------------------
PLACE&ROUTE       [***]              [***]           [***]         [***]               [***]
                  [***]              [***]           [***]
                                                                   ------------------------------
                                                                   [***]               [***]
                  -------------------------------------------------------------------------------
                  [***]              [***]           [***]         [***]               [***]
-------------------------------------------------------------------------------------------------
VERIFICATION      [***]              [***]           [***]         [***]               [***]
(DRC,LVS)

                                                                   ------------------------------
                                                                   [***]                  --
-------------------------------------------------------------------------------------------------

---------------------
[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

                           DRAFT DATED JUNE 24, 2002


III. TARGET DELIVERY DATES

       PHASE I
--------------------------------------- ----------------------------------------
              PRODUCTS                           TARGET DELIVERY DATE
--------------------------------------- ----------------------------------------
--------------------------------------- ----------------------------------------
[***]                                   [***]
--------------------------------------- ----------------------------------------
--------------------------------------- ----------------------------------------
[***]                                   [***]
--------------------------------------- ----------------------------------------
--------------------------------------- ----------------------------------------
[***]                                   [***]
--------------------------------------- ----------------------------------------
--------------------------------------- ----------------------------------------
[***]                                   [***]
--------------------------------------- ----------------------------------------
--------------------------------------- ----------------------------------------
[***]                                   [***]
--------------------------------------- ----------------------------------------
--------------------------------------- ----------------------------------------
[***]                                   [***]
--------------------------------------- ----------------------------------------
--------------------------------------- ----------------------------------------
[***]                                   [***]
--------------------------------------- ----------------------------------------

       PHASE II
--------------------------------------- ----------------------------------------
              PRODUCTS                           TARGET DELIVERY DATE
--------------------------------------- ----------------------------------------
--------------------------------------- ----------------------------------------
[***]                                   [***]
--------------------------------------- ----------------------------------------


* ARO means the later of: executed Agreement, purchase order, and final versions of all Required Data received from Customer.

** Artisan Components shall issue a written report to Customer summarizing the results of such tests. The written report shall be provided to Customer within 30 days after the Test Chip is provided to Artisan Components or at a date mutually agreed in advance by the parties as shown in the appropriate Product Schedule. If the Artisan Components test suites indicate a functionality problem arising from either the optimized library or the applicable Customer Required Data, the parties shall negotiate in good faith to determine the corrective action prior to release of such report to third parties.

IV.  REQUIRED DATA

------------------------------------------ ----------------------------------

        RECEIVABLE                                  FORMAT
========================================== ==================================
------------------------------------------ ----------------------------------
[***]                                      [***]
------------------------------------------ ----------------------------------
------------------------------------------ ----------------------------------
[***]                                      [***]
------------------------------------------ ----------------------------------
------------------------------------------ ----------------------------------
[***]                                      [***]
------------------------------------------ ----------------------------------
------------------------------------------ ----------------------------------
[***]                                      [***]
------------------------------------------ ----------------------------------
------------------------------------------ ----------------------------------
[***]                                      [***]
------------------------------------------ ----------------------------------
------------------------------------------ ----------------------------------
[***]                                      [***]
------------------------------------------ ----------------------------------
------------------------------------------ ----------------------------------
[***]                                      [***]
------------------------------------------ ----------------------------------

---------------------
[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

                           DRAFT DATED JUNE 24, 2002


                                  APPENDIX B-1

                                       TO

                             PRODUCT SCHEDULE NO. 1

    LICENSE AND CUSTOMIZATION SERVICE FEES, ROYALTIES, TECHNICAL SUPPORT AND
                  MAINTENANCE FEES, AND VERIFICATION PROCEDURE

I.   LICENSE AND CUSTOMIZATION SERVICE FEES

For each Licensed Product listed herein, [***] of the Fees paid are for License Fees and [***] of the Fees are paid for Customization Services Fees. Of the overall License Fees and Customization Service Fees set forth in this Exhibit B-1 (the "License and Customization Service Fees"), [***] are paid for License Fees and [***] are paid for Customization Service Fees.


  PHASE I
-------------------------------------- ----------------------------------------
              PRODUCTS                           FEES
-------------------------------------- ----------------------------------------
-------------------------------------- ----------------------------------------
[***]                                  [***]
-------------------------------------- ----------------------------------------
-------------------------------------- ----------------------------------------
[***]                                  [***]
-------------------------------------- ----------------------------------------
-------------------------------------- ----------------------------------------
[***]                                  [***]
-------------------------------------- ----------------------------------------
-------------------------------------- ----------------------------------------
[***]                                  [***]
-------------------------------------- ----------------------------------------
-------------------------------------- ----------------------------------------
[***]                                  [***]
-------------------------------------- ----------------------------------------
-------------------------------------- ----------------------------------------

-------------------------------------- ----------------------------------------
-------------------------------------- ----------------------------------------
               TOTAL FEES FOR PHASE I  [***]
-------------------------------------- ----------------------------------------

   PHASE II
-------------------------------------- ----------------------------------------
              PRODUCTS                           FEES
-------------------------------------- ----------------------------------------
-------------------------------------- ----------------------------------------
[***]                                  [***]
-------------------------------------- ----------------------------------------
-------------------------------------- ----------------------------------------
[***]                                  [***]
-------------------------------------- ----------------------------------------
-------------------------------------- ----------------------------------------
[***]                                  [***]
-------------------------------------- ----------------------------------------
-------------------------------------- ----------------------------------------
[***]                                  [***]
-------------------------------------- ----------------------------------------
-------------------------------------- ----------------------------------------
[***]                                  [***]
-------------------------------------- ----------------------------------------
-------------------------------------- ----------------------------------------
[***]                                  [***]
-------------------------------------- ----------------------------------------
-------------------------------------- ----------------------------------------
[***]                                  [***]
-------------------------------------- ----------------------------------------
-------------------------------------- ----------------------------------------
[***]                                  [***]
-------------------------------------- ----------------------------------------
-------------------------------------- ----------------------------------------
              TOTAL FEES FOR PHASE II  [***]
-------------------------------------- ----------------------------------------

---------------------
[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

                           DRAFT DATED JUNE 24, 2002


II.  ROYALTIES

     Customer further shall pay to Artisan Components the following running royalties with respect to all Wafers:

     [***] of Net Revenue from Wafer*

     * "Net Revenue From Wafer" means the gross consideration (whether in cash or kind) invoiced by Customer from sales of Wafers less the following only as applicable to the Wafer sales transaction (i) separately itemized normal and customary rebates, and cash and trade discounts actually taken, (ii) separately itemized sales, use and/or other excise taxes or duties actually paid, (iii) [***], (iv) separately itemized insurance costs and outbound transportation charges prepaid or allowed, (v) separately itemized import and/or export duties actually paid, (vi) separately itemized amounts allowed or credited due to returns, and (vii) [***]. In addition, when a Wafer is sold in a packaged or tested form, the gross consideration (whether in cash or kind) invoiced by Customer for the purposes of calculating the Net Revenue From Wafer shall be less the costs of packaging and testing. In the event a Wafer is sold to either an Affiliate or a third party from whom Customer purchases the Wafer or any product derived from the Wafer (such as a packaged and tested IC), the "Net Revenue from Wafer" shall be deemed to be the greater of (x) the Net Revenue From Wafer as calculated above; and [***].

III. TECHNICAL SUPPORT AND MAINTENANCE FEES

     The Annual Maintenance Fee for the first year is [***], and the renewal rate for subsequent years is [***]. As set forth in Appendix C-1 to the Product Schedule, the first year of annual maintenance begins ninety (90) days after delivery of the applicable Licensed Product(s) ("Maintenance Commencement Date") and ends one (1) year later. The Annual Maintenance Fee is due in full for the initial one (1) year term on or before the Maintenance Commencement Date. Thereafter, the Annual Maintenance Fee shall be due and payable in full on or before the beginning date of the consecutive one (1) year renewal term for which payment is due.

---------------------
[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

                           DRAFT DATED JUNE 24, 2002


IV. RESTRICTED CREDITS MAY ACCRUE FOR NEW LICENSE AND CUSTOMIZATION SERVICE FEES APPLICABLE TO NEW/ADDITIONAL LICENSED PRODUCT(S)

     Artisan Components will accrue restricted credits ("Restricted Credits") for Customer based on royalty fees paid to Artisan Components when due hereunder as follows. [***] of a Restricted Credit will accrue for each [***] of royalty fees paid to Artisan Components when due hereunder. One Restricted Credit will be applied by Artisan Components only towards [***] of new License Fees and/or development fees for such products and/or services (other than the License and Customization Service Fees initially set forth in this Appendix B-1), and NOT royalty fees, for new/additional Licensed Product(s) ("New Orders") ordered by Customer under a subsequent Product Schedule (other than this Product Schedule) or ECO, if any; provided, however, that (i) the maximum amount of Restricted Credits to accrue for any process technology (including process derivatives) and be applied against New Orders may not exceed the total amount of Licensed Product(s) (Development Fees / License Fees/ Services Fees) orders placed by Customer for such process (including process derivatives)1 and (ii) the Restricted Credits may be applied only against New Orders set forth in a firm order from Customer within [***] of the date the Restricted Credits were accrued (date of accrual shall be the date Artisan Components receives the royalty fees that earned the Restricted Credits). The foregoing does not prohibit Customer from applying Restricted Credits earned from one process to purchases of products for another process. Restricted Credits have no cash value or refund value, and they may not be used for any purpose except as specifically set forth above as a credit to be applied by Artisan Components and authorized by Customer towards New Orders in accordance with all of the above. Any Restricted Credits which are not applied by Artisan Components towards New Orders as set forth above, for any reason, shall be deemed void.

V.   VERIFICATION PROCEDURE

     DRC VERIFICATION FOR MEMORY GENERATORS
     Artisan and Customer shall agree in writing to use a specific version of a [***] and runset for validating the memory generators listed above before Artisan commences work hereunder. Approximately [***] after the start of this project, Artisan will provide Customer with Artisan's quality assurance instance list. At least [***] prior to the intended delivery date, Customer may provide Artisan a list of up to [***] additional instances per generator (the "Instances") that it wishes to subject to DRC verification.

          Approximately, [***] prior to a product's intended delivery date of a memory generator deliverable, Artisan will provide Customer GDSII files of the Instances relevant to such deliverable (Prior to providing the GDSII files, Artisan shall have run DRC on the Instances using the agreed upon version of the DRC program and runset.). Within [***] of being provided an Instance, Customer will: (1) run DRC on the Instances using the agreed upon version of the DRC program and runset, and (2) report any DRC run errors, if any, to Artisan. If Customer identifies DRC run errors, then Artisan will work to correct such errors and redeliver the Instances to be retested by Customer (Artisan and Customer will repeat this process until such errors are corrected). If Customer reports to Artisan that there are no DRC run errors or does not report to Artisan, Artisan will proceed to finalize the memory generator deliverable for delivery to Customer.

---------------------
[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

1 For example, if the total amount of orders placed by Customer for the 0.18-micron process technology (including for Enhanced 0.18-micron) equals [***], then the maximum amount of Restricted Credits to accrue hereunder from royalties paid on the 0.18-micron Wafers is [***].

                           DRAFT DATED JUNE 24, 2002


     DRC VERIFICATION FOR STANDARD CELLS
     Artisan and Customer shall agree in writing to use a specific version of a [***] and runset for validating the standard cell deliverables listed above before Artisan commences work hereunder.

     Approximately, [***] prior to a product's intended delivery date of a standard cell deliverable, Artisan will provide Customer a GDSII file of the deliverable (Prior to providing the GDSII file, Artisan shall have run DRC on the GDSII file using the agreed upon version of the DRC program and runset.). Within [***] of being provided the GDSII file, Customer will: (1) run DRC on the GDSII file using the agreed upon version of the DRC program and runset, and (2) report any DRC run errors, if any, to Artisan. If Customer identifies DRC run errors, then Artisan will work to correct such errors and redeliver the GDSII file to be retested by Customer (Artisan and Customer will repeat this process until such errors are corrected). If Customer reports to Artisan that there are no DRC run errors or does not report to Artisan, Artisan will proceed to finalize the standard cell deliverables for delivery to Customer.

---------------------
[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.

                           DRAFT DATED JUNE 24, 2002


                                  APPENDIX C-1

                                       TO

                             PRODUCT SCHEDULE NO. 1

                        TECHNICAL SUPPORT AND MAINTENANCE

     This Support and Maintenance Appendix to License Agreement (this "Appendix"), upon due completion and execution hereof, serves to amend that certain License Agreement (the "License Agreement") comprised of that certain Master Agreement Number ____, dated _________, ____, and that certain Product Schedule Number ____, dated _________, ____, by and between Artisan Components, Inc., a California corporation, with its principal place of business at 141 Caspian Court, Sunnyvale, California 94089-1210 (hereinafter referred to as "Artisan Components"), and Tower Semiconductor Ltd., a company organized under the laws of Israel with its principal place of business at Ramat Gavriel Industry Zone, Migdal Haemek, 23105 Israel (hereinafter referred to as "Customer").

                                    RECITALS

     The parties desire to amend the License Agreement to provide for the following obligations and responsibilities of the parties relating to the provisioning of technical support and maintenance for the Licensed Product(s).

     The parties agree the below terms and conditions are added to and made a part of the License Agreement:

                                    APPENDIX

1.   DEFINITIONS.

     (A) "ERROR" shall mean a software problem or layout defect in the Licensed Product deliverables provided by Artisan Components which causes a failure of the Licensed Product(s) to substantially conform to the material specifications described in Appendix A-1 to the Product Schedule. Errors do not include (i) defects requiring silicon debugging and product engineering as described in
Section 6 below, (ii) changes to Licensed Product(s) to work with new or different versions of EDA tools or operating systems, or (iii) changes to Licensed Product(s) to work with process rule changes (i.e., recharacterizations).

     (B) "WORKAROUND" shall mean a change in the way Customer accomplishes a task using the Licensed Product, which may be of a temporary nature, to help avoid the Error.


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     (C) "SUPPORT LIAISON(S)" shall mean not more than [***] Customer technical support personnel authorized to contact Artisan Components for purposes of obtaining support and maintenance under the License Agreement.

     (D) "UPDATE" means Update as defined in the License Agreement.

2.   ARTISAN COMPONENTS' SUPPORT SERVICES.

     Artisan Components will provide the following Support Services for the Licensed Product(s):

     (A) Telephone Hotline Support: Artisan Components' technical services engineers will be available by telephone during Standard Hours (9:00 a.m. until 5:00 p.m. Pacific Local Time, Monday through Friday, excluding holidays on which Artisan Components is not open for business) to answer questions from the Support Liaison(s) about the installation and use of the Licensed Product(s), including aiding in the diagnosis and resolution of Errors in the Licensed Product(s). Artisan Components shall make reasonable commercial efforts to respond to all Technical Support telephone calls within [***] from the time they are received.

     (B) E-mail and Facsimile ("Fax") support: Artisan Components' technical services engineers will be available by e-mail and Fax during Standard Hours for the same purposes as listed under Telephone Hotline Support. Artisan Components shall make reasonable commercial efforts to acknowledge by return e-mail all Technical Support requests via Fax or e-mail within [***] from the time they are received.

     (C) Designated Contacts: Artisan Components will designate no more than [***] Artisan Components' technical employees to act as Technical Support Contacts between Customer and Artisan Components. This list may be modified from time to time by Artisan Components as is necessary in the conduct of its business. In addition, Artisan Components will designate a [***] responsible for priority escalation and ensuring Customer is satisfied with the level of support received.

3.   CORRECTION OF LICENSED PRODUCT ERRORS.

     (A) Artisan Components agrees to use commercially reasonable efforts to respond to reported Errors based upon the severity of the Error as follows:

          (I) Critical Error. Customer is unable to use the Licensed Product(s) because of suspected or actual Errors in the Licensed Product(s). Artisan Components will respond to Critical Errors by assigning a technician to investigate the Error within [***] from the time the Customer reports the Error. Artisan Components will use commercially reasonable efforts to provide a Workaround or an Update to fix Critical Errors as soon as practical.

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          (II) Moderate Error. Customer is able to use the Licensed Product(s)
     but is experiencing suspected or actual Errors in the Licensed Product(s) causing interruption of Customer's use of the Licensed Product(s). Artisan Components will respond to Moderate Errors by making commercially reasonable efforts to assign a technician to investigate the Error within [***] from the time the Customer reports the Error. Artisan Components will use commercially reasonable efforts to provide a Workaround as soon as practical, or to provide an Update to fix the Error in a [***] to [***] by [***].

          (III) Minor Error. Customer is experiencing a suspected or actual Error in the Licensed Product(s) that limits some functionality of the Licensed Product(s) or the Customer's support personnel need assistance or information regarding the Licensed Product(s). Artisan Components will make a commercially reasonable effort to respond to requests for information within [***] and, if required, provide an Update within [***].

     (B) With respect to Critical Errors, in the event Artisan Components cannot find a correction or Workaround to the Critical Error within a reasonable period of time, the parties will discuss having Artisan Components' engineer(s) visit Customer's facilities to investigate and find a solution. In such event, if the parties agree that the correction/Workaround may be more quickly achieved with Artisan Components' engineer(s) on-site at Customer's facilities, Artisan Components will, at its expense, send one or more engineers to Customer's facilities as reasonably necessary to investigate and find a solution to the Critical Error(s). If it is later found that such Critical Error is not attributable to the Licensed Product(s) in the form as delivered by Artisan Components (e.g., it is caused by third party software or modifications made by Customer, etc.), Customer agrees to reimburse Artisan Components for its travel, lodging and food expenses related to sending its engineers to Customer's site, plus the current engineering fees as described in Section 6 below.

4.   UPDATES.

     Artisan Components agrees to provide the Customer one copy of each new Update when such Update is commercially released by Artisan Components to its other existing customers, or, if earlier, when such Updates are prepared hereunder for Customer and in Artisan Components' discretion are ready for release to Customer. Artisan Components shall be obligated hereunder to support only the then-current Licensed Product(s) and, for a period of [***] following the date of release of the then-current Licensed Product(s), the immediately preceding Update of the Licensed Product(s). Any and all Updates provided to Customer hereunder (including but not limited to Error corrections) are part of the Licensed Product(s) and subject to all the terms and conditions of the License Agreement.

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[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.


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5.   MAINTENANCE AND SUPPORT RESPONSIBILITIES OF CUSTOMER.

     In addition to the payment obligations set forth herein, Customer shall be responsible for the following:

     (A) Customer will maintain a list of no more than [***] who will act as Support Liaison(s) between Customer and Artisan Components. Support Liaison(s) shall be knowledgeable in the installation and use of the Licensed Product(s). This list of Support Liaison(s) may be modified by Customer as is necessitated by employee turnover and reassignments.

     (B) Support Liaison(s) will promptly report Errors in the Licensed Product(s) as they are discovered and will make good faith efforts to analyze problems and recommend Workarounds.

     (C) Customer will implement the Workarounds and/or Updates that Customer accepts promptly. Customer acknowledges that Artisan Components shall not be required to provide support hereunder to the extent the support issue has been addressed without material loss of functionality in a Workaround and/or Update that Customer has not implemented.

     (D) Customer will provide sufficient information and assistance to Artisan Components in order for Artisan Components to exercise its support obligations in this Appendix, including but not limited to providing sufficient information to enable Artisan Components to replicate the Error.

     (E) In the event Customer desires Artisan Components to utilize third party software in Customer's possession to replicate an Error and provide support and/or maintenance hereunder, except as the parties may otherwise agree, Customer is responsible for obtaining and maintaining during the term of this Agreement, and Customer represents that it has obtained, all necessary rights and licenses, at Customer's expense, from the licensors of the third party software to authorize and enable Artisan Components to perform its obligations under this Agreement relating to the third party software used with the Licensed Product(s).

6.   LIMITS OF SCOPE OF SUPPORT AND MAINTENANCE.

     This Appendix sets forth the parties' rights and responsibilities with respect to Artisan Components' support and maintenance of the Licensed Product(s) and Updates thereto only during the period for which Customer pays for support as set forth herein. Except as may otherwise be specified in the Master License Agreement, License Agreement or other agreement entered into between the parties, Artisan Components has no obligation to provide Customer any support or maintenance services or Updates except as set forth under this Appendix.

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[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.


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     Notwithstanding anything to the contrary herein, the design and verification techniques for the Licensed Product(s) used by Artisan Components depend on the accuracy of models, flows and design tools, some of which are provided by Artisan Components' licensees and their target foundries. Due to practical limits on the accuracy of these models, flows and design tools, the fabricated silicon behavior may not always agree with that predicted. In these cases, upon Customer's request and upon a mutually agreed upon schedule, Artisan Components will assist the Customer in silicon debugging and product engineering at Artisan Components' then current standard hourly rate plus applicable expenses. Silicon debugging and product engineering do not fall under the support provisions set forth in this Appendix.

     Furthermore, Artisan Components has no obligation to provide any support or maintenance for any modifications made to the Licensed Product(s) by or for Customer (other than by Artisan Components). If Customer reports an error or requests information relating to use of the Licensed Product, such reported error or information request must relate to use of the Licensed Product(s) in the form as provided by Artisan Components. If Artisan Components spends any time or resources on any error reports or information requests that are found attributable to Customer's modifications (or how to make modifications to) the Licensed Product, Artisan Components may charge Customer Artisan Components' then current hourly engineering fees and out of pocket expenses for all time and resources expended by Artisan Components on such matter(s). Customer will pay any such invoices [***] from the date of the invoice.

     Artisan Components shall have no responsibility for analyzing or correcting errors in any third party software (other than to cooperate in providing information about the Licensed Product(s) to the Customer) or testing any third party software. Artisan Components shall not be responsible under this Appendix to modify Licensed Product(s) to operate with any new or different versions of third party software or any new third party software products.

7.   TERM.

     (A) Unless terminated as set forth hereunder, the maintenance and support to be provided hereunder shall be available on a yearly basis, with the initial yearly maintenance period beginning [***] after delivery of the Licensed Product(s) ([***]) and ending one (1) year later. Thereafter, unless either party notifies the other party otherwise, the term of this Appendix shall automatically renew on the anniversary date of the Maintenance Commencement Date for consecutive one (1) year terms, unless either party notifies the other party at least forty-five (45) days prior to the end of the current Appendix term that it does not desire this Appendix to renew.

     (B) This Appendix, which is made a part of the License Agreement, may be terminated as set forth in Section 9 of the Master Agreement (and this Appendix will terminate as part of any termination of the License Agreement). Termination of this Appendix does not necessarily mean termination of the Master License Agreement, but termination of the Master License Agreement will be considered to be termination of this Appendix.

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[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED
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8.   SUPPORT AND MAINTENANCE PAYMENT.

     (A) For each yearly period under the term of this Appendix, Customer must pay an annual support and maintenance fee ("Annual Maintenance Fee"). The Annual Maintenance Fee is due in full for the initial one (1) year term of this Appendix on or before the [***]. Thereafter, the Annual Maintenance Fee shall be due and payable in full on or before the beginning date of the consecutive one
(1) year renewal term for which payment is due.

     (B) The Annual Maintenance Fee will equal [***].

9.   GENERAL.

     Except as set forth herein, all terms and conditions of the License Agreement shall remain in full force and effect. Unless otherwise defined in this Appendix, capitalized terms used in this Appendix shall have the same meaning as set forth in the License Agreement.

Accepted and Agreed To:


ARTISAN COMPONENTS, INC.

By:   ___________________________________________
      Signature of an Officer of the Corporation

Name: ___________________________________________
      Printed name of the Signing Officer


Title:___________________________________________

Date: ___________________________________________


CUSTOMER

By:   ___________________________________________
      Signature of an Authorized Representative

Name: ___________________________________________
      Printed name of the Authorized Representative

Title:___________________________________________

Date: ___________________________________________

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[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.


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                                  APPENDIX D-1
                                       TO
                                PRODUCT SCHEDULE

                                     [***]
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[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED
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                                    EXHIBIT D
                                       TO
                                MASTER AGREEMENT

                            FORM OF ESCROW AGREEMENT

                                      [***]
















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[***] THE CONFIDENTIAL PORTION OF THIS AGREEMENT HAS BEEN OMITTED AND FILED
SEPARATELY WITH THE COMMISSION PURUSANT TO A REQUEST FOR CONFIDENTIALITY.


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